Eldorado Gold Corporation
1188 Bentall 5
550 Burrard Street
Vancouver, British Columbia
Canada V6C 2B5

TSX: ELD AMEX: EGO

Tel: 604.687.4018 • Fax: 604.687.4026
Toll free: 1.888.353.8166
E-mail: info@eldoradogold.com

eldoradogold

Consent of Stephen Juras
Manager, Geology
Eldorado Gold Corporation

To the Board of Directors of Eldorado Gold Corporation

I hereby consent to the incorporation by reference in this annual report on Form 40-F of March 31, 2009 for the year ended December 31, 2008 of the description of the reports which were prepared under my direct supervision, the description of all mineral resources of the Company with the exception of Perama Measured and Indicated and of extracts from or a summary of the Reports and of certain mineral resource estimates and other information pertaining to these projects and to the use of my name in this annual report as a named expert.

Dated as of the 31st day of March 2009

Stephen Juras, P. Geo.
Manager Geology

Eldorado Gold Corporation